Exhibit 21

List of Subsidiaries

Name of Subsidiary	Jurisdiction of Organization	Percentage Owned
Raisewise USA, Inc.	New York	100%
Raisewise Sweden AB	Sweden	80%	(1)
Raisewise Morocco SARL	Morocco	100%
Raisewise Brasil LTDA	Brazil	95%	(2)

(1)	20% owned by an unaffiliated United States corporation., MedCap International Inc.
(2)	5% is owned by an unaffiliated Brazilian entity, MJA Consultoria e Participacoes LTDA, administered by Jorge Aragao, a Brazilian attorney.